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                               October 19, 2021

       Michelle Hook
       Chief Financial Officer
       Portillo's Inc.
       2001 Spring Road, Suite 400
       Oak Brook, IL 60523

                                                        Re: Portillo's Inc.
                                                            Amendment No. 3 to
Registration Statement on Form S-1
                                                            Filed October 12,
2021
                                                            File No. 333-259810

       Dear Ms. Hook:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 6, 2021 letter.

       Amendment No. 3 to Registration Statement on Form S-1

       Recent Developments, page 17

   1. If you choose to disclose preliminary results, you should be able to assert that the actual results are not
expected to vary materially from that reflected in the preliminary results.
                                                        Accordingly, please
remove your indication that "adjustments may be material," as it implies that investors
should not rely on the information presented, or explain why the presentation of this
information alongside such a disclaimer provides meaningful
                                                        disclosure to
investors.
 Michelle Hook
FirstName    LastNameMichelle Hook
Portillo's Inc.
Comapany
October   19,NamePortillo's
              2021          Inc.
October
Page  2 19, 2021 Page 2
FirstName LastName
2. Please advise us why you believe that presenting your operating income and net income without providing estimated disclosure regarding changes in other financial statement line items during the same period, such as costs and expenses, is appropriate and does not provide investors with an incomplete picture of your results of operations.
Capitalization, page 80

3. We note your disclosure that the "as adjusted" presentation reflects the Reorganization
         Transactions. This appears to be inconsistent with the pro forma presentation before the offering adjustments on page 90. It appears the balances presented here represent the
         "offering adjustments" presented in the pro forma balance sheet on page 90. Please clarify or revise.
Unaudited Pro Forma Consolidated Financial Information, page 84

4. Your disclosure in the fourth bullet point on page 84 discloses net proceeds of $344.4 million after deducting underwriter discounts and commissions but before offering costs.
         This appears to be inconsistent with the reconciliation in note (1) on page 91 which states the net proceeds received after deducting underwriter discounts and commissions but before offering costs is $352.5 million. Please clarify or revise. Unaudited Pro Forma Consolidated Statement of Operations, page 86

5. Please revise your line for net income (loss) for the year ended December 27, 2020 and for the two quarters ended June 27, 2021 to income (loss) before income taxes or revise your presentation to disclose income tax expense before your calculations of net income (loss).
         Please refer to the guidance in ASC 220-10-55.
6. Please tell us your consideration of providing the historical basic and diluted per share amounts and weighted average number of shares outstanding during the periods presented for Portillo's OpCo and Pro forma before offering adjustments of Portillo's Inc. Please refer to Rule 11-02(a)(9) of Regulation S-X.
Unaudited Pro Forma Consolidated Balance Sheet, page 90

7. We note from the disclosure in adjustment 9 on page 93 that under the Amended LLC
         Agreement, holders of LLC Units will have the right to require
Portillo   s OpCo to redeem
         all or a portion of their LLC Units. Please tell us how you considered the guidance in ASC
         480-10-S99 to determine that your contingently redeemable non-controlling interest should be classified as permanent equity on your pro forma balance sheet.
Notes to Unaudited Pro Forma Consolidated Balance Sheet, page 91

8. Please make it transparent how you calculated amounts for the transaction accounting adjustments column and the offering adjustments column for adjustments
(5), (6), (7) and
         (9).
 Michelle Hook
Portillo's Inc.
October 19, 2021
Page 3

       You may contact Tony Watson at 202-551-3318 or Angela Lumley at 202-551-3398 if
you have questions regarding comments on the financial statements and related matters. Please contact Stacey Peikin at 202-551-6223 or Mara Ransom at 202-551-3264 with any other questions.



FirstName LastNameMichelle Hook                           Sincerely,
Comapany NamePortillo's Inc.
                                                          Division of
Corporation Finance
October 19, 2021 Page 3                                   Office of Trade &
Services
FirstName LastName